Exhibit 99.1

June 19, 2017	TSX: GPR
For Immediate Release	NYSE MKT: GPL

NEWS RELEASE

GREAT PANTHER SILVER CONFIRMS CONTINUATION OF GOLD-SILVER MINERALIZATION AT SAN IGNACIO MINE

GREAT PANTHER SILVER LIMITED (TSX: GPR; NYSE MKT: GPL) (“Great Panther”; the “Company”) announces that surface drilling at its San Ignacio Mine, part of the Guanajuato Mine Complex (the “GMC”), has confirmed the continuation of strong gold-silver mineralization along strike of the current mine workings.

The drilling, which is ongoing, initially targeted the southeasterly strike extension of the Melladito vein structures, in particular, where this vein set is intersected and cut by, the Plateros vein trend. The result of this intersection is a thickening of the veins, highlighted by hole ESI16-174, which returned a combined estimated true width of 19.24 metres averaging 6.36g/t gold (Au) and 261g/t silver (Ag). This comprised 4.65 metres of 4.81g/t Au and 275g/t Ag in the Melladito vein and 14.59 metres of 6.86g/t Au and 257g/t Ag in the Plateros vein. The extent of this thicker portion of vein intersection is not yet known and additional drilling and mine development will be required to determine its size and significance. Nonetheless, several other holes returned excellent indications of high gold and silver grades as presented in the table below.

“We are encouraged by the continuation of mineralization to the southeast of our mine workings, with the Plateros vein locally exhibiting very high grades, particularly in gold,” stated Robert Archer, President & CEO. “The results of our exploration drilling have given us sufficient confidence to commence drifting in that direction to further evaluate and delineate these zones from underground.”

The surface exploration drilling program began in October 2016 and comprised 32 holes for 7,464 metres to April 24th 2107, at a horizontal and vertical spacing of approximately 50 metres. Hole ESI16-174 was drilled approximately 400 metres grid south of the current mine workings and step out drilling continued sporadically along strike for another 900 metres. Drilling has now changed focus to the Purisima vein, approximately 650 metres to the west of the current mine workings.

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Highlights of Initial Phase of 2016-17 San Ignacio Surface Exploration Drilling

Hole		From (m)	To (m)	Width (m)	True Width (m)	Au g/t	Ag g/t	Ag eq g/t (70:1)	Vein
ESI16-160		51.00	51.80	0.80	0.80	2.41	34	203	Melladito I
		76.20	76.70	0.50	0.47	1.86	340	470	San Pedro II

ESI16-161		66.65	70.08	3.43	0.48	1.30	130	220	Melladito
	including	67.15	68.15	1.00	0.14	2.49	195	369
		89.10	93.00	3.90	2.99	2.18	100	252	Melladito I
	including	90.80	93.00	2.20	1.68	3.68	160	418

ESI16-162		63.70	64.70	1.00	1.00	1.08	333	409	Melladito
		64.70	67.00	2.30	2.30	old stope on Melladito
		67.00	68.93	1.93	1.90	0.70	180	229
		193.90	194.40	0.50	0.43	0.24	260	277	San Pedro IV

ESI16-163		123.12	124.22	1.10	0.78	9.95	783	1480	Melladito
		126.75	127.25	0.50	0.35	5.61	142	535	Melladito I

ESI16-164		176.20	180.40	4.20	3.68	1.51	194	300	Melladito
	including	179.34	180.40	1.06	0.91	5.87	672	1083
		184.59	185.65	1.06	0.92	5.50	139	524	Melladito I
		189.35	190.44	1.09	0.83	8.41	127	716	San Pedro III
	including	189.35	189.88	0.53	0.41	15.91	202	1316

ESI16-165		120.10	121.73	1.63	1.25	0.33	194	217	Melladito

ESI16-166		216.04	216.84	0.80	0.73	1.45	360	462	Plateros

ESI16-167		210.00	211.72	1.72	1.69	0.82	231	289	Plateros
		291.60	299.72	8.12	6.65	2.54	18	196	Melladito II
	including	291.60	295.14	3.54	2.90	4.04	22	305
	also including	298.10	299.72	1.62	1.33	3.44	41	282

ESI16-168		221.45	223.79	2.34	2.03	10.77	278	1032	Plateros
	including	221.98	223.79	1.81	1.57	13.90	356	1329

ESI16-171		189.00	190.14	1.14	0.87	1.18	800	883	Plateros

ESI16-172		132.25	132.75	0.50	0.25	2.17	140	292	Melladito
		140.20	144.09	3.89	2.75	2.04	67	210	Melladito I
	including	140.20	141.53	1.33	0.94	3.79	115	380
	also including	143.57	144.09	0.52	0.37	5.07	188	543
		156.40	156.97	0.57	0.28	3.45	16	258	San Pedro II
		165.85	166.85	1.00	0.42	2.05	92	236	San Pedro III

ESI16-174		92.86	100.10	7.24	4.65	4.81	275	612	Melladito / Melladito I
	including	95.00	100.10	5.10	3.28	6.78	383	858
	including	97.62	100.10	2.48	2.55	14.32	475	1477
		100.10	122.80	22.70	14.59	6.86	257	737	Plateros
	including	105.00	116.45	11.45	7.36	10.41	322	1051

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ESI17-175		96.85	97.68	0.83	0.64	3.42	474	713	Melladito I

ESI17-176		146.10	147.40	1.30	0.75	16.34	1059	2203	Plateros

ESI17-177		147.85	154.65	6.80	3.40	1.86	206	337	Plateros
	including	152.10	153.83	1.73	0.87	5.10	497	854

ESI17-179		172.66	177.10	4.44	3.85	0.84	112	171	Plateros
		228.41	229.78	1.37	0.69	2.10	58	205	San Pedro II
		248.77	249.48	0.71	0.36	3.14	23	243	San Pedro III

ESI17-180		202.90	206.28	3.38	2.77	0.93	81	146	Melladito I
		208.15	208.65	0.50	0.45	0.32	28	50	San Pedro II
		214.10	214.60	0.50	0.45	0.35	418	443	San Pedro III

ESI17-181		208.75	216.03	7.28	5.41	0.92	206	271	Melladito / Melladito I

ESI17-182		255.95	257.11	1.16	0.86	3.79	140	405	Melladito
		258.06	259.93	1.87	1.43	2.22	78	233	Melladito I

ESI17-183		254.43	257.84	3.41	2.72	2.76	47	240	Melladito / Melladito I

ESI17-184		208.03	209.92	1.89	1.64	1.02	184	255	Melladito / Melladito I
		214.04	216.14	2.10	1.48	1.26	148	236	San Pedro III

ESI17-186		254.05	256.35	2.30	1.81	4.26	97	396	Melladito / Melladito I
		257.73	259.1	1.37	1.21	1.56	93	202	San Pedro II
		259.61	260.4	0.79	0.72	1.83	153	281	San Pedro III

ESI17-187		148.60	149.33	0.73	0.56	3.18	223	446	Plateros
		200.25	207.82	7.57	3.67	5.60	127	519	Melladito / Melladito I
	including	201.18	204.43	3.25	1.63	9.46	135	797
	also including	204.93	205.43	0.50	0.25	9.61	330	1003

ESI17-189		215.09	219.41	4.32	1.83	11.05	160	933	Melladito / Melladito I

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The Company's QA/QC program includes the regular insertion of blanks, duplicates, and standards into the sample shipments; diligent monitoring of assay results; and necessary remedial actions. Sample assaying was completed at the independent SGS-GTO lab in Guanajuato, GTO, Mexico. Silver assaying was conducted with AAS12B technique, with over-limits (150g/t) completed by FAG323. Gold assaying was conducted with FAA313 technique, with over-limits (10g/t) completed by FAG323.

The technical information contained in this news release has been reviewed and approved by Robert F. Brown, P. Eng., who is the Qualified Person (QP) for the GMC under the meaning of NI 43-101. Aspects relating to mining and metallurgy are overseen by Ali Soltani, Chief Operating Officer for Great Panther.

ABOUT GREAT PANTHER

Great Panther Silver Limited is a primary silver mining and exploration company listed on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE MKT trading under the symbol GPL. Great Panther's current activities are focused on the mining of precious metals from its two wholly-owned operating mines in Mexico: the Guanajuato Mine Complex, which includes the San Ignacio Mine; and the Topia Mine in Durango. In addition, the Company has signed an agreement to acquire a 100% interest in the Coricancha Mine Complex in the central Andes of Peru and is pursuing additional mining opportunities in the Americas.

Robert Archer

President & CEO

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (together, "forward-looking statements"). Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such forward-looking statements include, but are not limited to, the Company's plans for production at its Guanajuato and Topia Mine in Mexico, including plans for drilling and resource delineation and the overall economic potential of its properties. These involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. These include, among others, risks and uncertainties relating to potential political risks involving the Company's operations in a foreign jurisdiction, uncertainty of production cost estimates and the potential for unexpected costs and expenses, operating or technical difficulties in mineral exploration, development and mining activities, physical risks and hazards inherent in mining operations, currency fluctuations, fluctuations in the price of silver, gold and base metals, exploration results being indicative of future production of its properties, changes in project parameters as plans continue to be refined, the speculative nature of mineral exploration and development, permitting risks, and other risks and uncertainties, including those described in the Company's most recently filed Annual Information Form and Material Change Reports filed with the Canadian Securities Administrators available at www.sedar.com and reports on Form 40-F and Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov.

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For more information, please contact:

Spiros Cacos

Director Investor Relations

Toll free:	1 888 355 1766
Tel:	+1 604 638 8955

scacos@greatpanther.com

www.greatpanther.com